UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

KushCo Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

50133S 103
(CUSIP Number)

Nicholas Kovacevich KushCo Holdings, Inc. 11958 Monarch Street Garden Grove, CA 92841
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50133S 103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Nicholas Kovacevich
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds: PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 9,035,000 (See Item 5)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 9,035,000 (See Item 5)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,035,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 10.3%
14.	Type of Reporting Person (See Instructions): IN

INTRODUCTORY NOTE

This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of KushCo Holdings, Inc. (the “Issuer”), and amends the Schedule 13D originally filed July 13, 2015 (as so amended, the “Schedule 13D”), by Nicholas Kovacevich (the “Reporting Person”).  Except as amended hereby, the Schedule 13D remains effective.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

On January 18, 2019, the Reporting Person transferred an aggregate of 6,000,000 shares of Common Stock to family trusts for the benefit of the Reporting Person and the Reporting Person’s spouse for estate planning purposes. Of those transferred shares, 4,000,000 were transferred to trusts over which the Reporting Person has investment control, and as such, the Reporting Person may be deemed to have beneficial ownership of such shares of Common Stock owned by such trusts.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)  The aggregate number of shares of common stock to which this Schedule 13D relates is 9,035,000 shares.  The shares represent approximately 10.3% of the common stock outstanding as of January 18, 2019. Of that amount, the Reporting Person owns 5,035,000 shares directly and 4,000,000 shares through family trusts for the benefit of the Reporting Person and the Reporting Person’s spouse, and over which the Reporting Person has investment control.

(b)  Reporting Person has sole voting and dispositive power over the shares of common stock in which Reporting Person owns.

(c)  The following transactions have been effected during the period beginning 60 days prior to January 18, 2019 through the date hereof:

On January 7, 2019, the Reporting Person sold 100,000 shares of Common Stock at an average sale price of $5.98 pursuant to a Rule 10b5-1 trading plan adopted by the Reporting Person.

On January 8, 2019, the Reporting Person sold 50,000 shares of Common Stock at an average sale price of $6.03 pursuant to a Rule 10b5-1 trading plan adopted by the Reporting Person.

On January 9, 2019, the Reporting Person sold 50,000 shares of Common Stock at an average sale price of $6.15 pursuant to a Rule 10b5-1 trading plan adopted by the Reporting Person.

The transactions described in Item 4 of this Schedule 13D are incorporated herein by reference.

(d)  Not Applicable.

(e)  Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2019	/s/ Nicholas Kovacevich
Nicholas Kovacevich

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